March 16, 2010

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549-7010

Re:          TRC Companies, Inc.

Form 10-K for the fiscal year ended June 30, 2009

Filed September 25, 2009

File #1-9947

Dear Mr. Hartz:

Set forth below is the response of TRC Companies, Inc. to each comment raised in your March 2, 2010 letter to us.  We understand that, as stated in your letter, the purpose of your review was to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings, and we appreciate the efforts of you and your staff in that regard.  We believe we have thoroughly responded to the Commission’s comments and would welcome the opportunity to meet with Commission staff as necessary.

Form 10-K for the fiscal year ended June 30, 2009

Note 17.  Commitments and Contingencies, page 84

1.     We note your response to our prior comment one and have the following additional comments:

•      Given that your exit strategy contracts represent an ongoing commitment, we believe that you should continue to include a discussion of these contracts in your commitments and contingencies footnote in future filings and revise your disclosure to state, if appropriate, that you do not believe a material loss is reasonably possible.

•      We note in your proposed disclosure for your legal matters that you intend to state that the amount of potential liabilities “could increase by as much as $XX or more”. Such disclosure does not appear to comply with SAB 5:Y given that the range of your potential additional loss is not specific. Please revise future filings as appropriate.

Response:

•      We will continue to include a discussion of Exit Strategy contracts in our commitments and contingencies footnote and will revise our disclosure to state, if appropriate; that we do not believe a material loss is reasonably possible.

•      In future filings we will supplement our legal matters discussion to provide a specific range of potential loss:

The Company records actual or potential litigation-related losses in accordance with ASC 450.  At June 30, 20XX, the Company had recorded $XX million of reserves in the Company’s financial statements for probable and estimable liabilities related to the litigation-related losses in which the Company was then involved, the principal of which are described above, and, based on current information the Company believes that it is reasonably possible that the amount of such potential liabilities could increase by as much as $XX million.  The Company also has insurance recovery receivables related to the litigation-related reserves of XX at June 30, 20XX.  The Company periodically adjusts the amount of such reserves when such actual or potential liabilities are paid or otherwise discharged, new claims arise, or additional relevant information about existing or potential claims becomes available.

Definitive Proxy Statement on Schedule 14A filed October 23, 2009

2.     We note your response to comment seven issued in our letter dated February 1, 2010. Please confirm that you will provide similar disclosure, as applicable, in future filings.

Response:

We will provide similar disclosure, as applicable, in future filings.

In connection with responding to your comments, we acknowledge that:

•      We are responsible for the accuracy of the disclosure in our filings;

•      we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please do not hesitate to contact me if you have any questions. You can reach me at my office at 978.656.3614, on my cell phone at 978.995.2021 or by e-mail at tbennet@trcsolutions.com.

Sincerely,

/s/ Thomas W. Bennet, Jr.
Thomas W. Bennet, Jr.
Chief Financial Officer